EXHIBIT 12.01
Ratio of Earnings to Fixed Charges
PharmaNet Development Group, Inc.

	UNAUDITED
						Nine Months Ended
	Year Ended December 31,					September 30,
	2003	2004	2005	2006	2007	2008

EARNINGS

PRETAX (LOSS) INCOME	7,668,158	11,696,006	17,869,187	3,185,178	15,322,695	(213,060,020)
FIXED CHARGES	1,131,367	3,663,662	16,617,839	13,885,730	13,641,690	10,682,435
AMORT OF CAP INTEREST	—	—	—	—	—	—
LESS: CAP INTEREST	—	—	—	—	—	—
LESS: PREFERRED DIVIDENDS	—	—	—	—	—	—
	8,799,525	15,359,668	34,487,026	17,070,908	28,964,385	(202,377,585)

FIXED CHARGES

INTEREST EXPENSE	416,455	2,690,995	12,016,506	8,114,581	6,332,001	4,583,868
1/3 OF RENT	714,912	972,667	4,601,333	5,771,149	7,309,689	6,098,567
PREFERRED DIVIDENDS	—	—	—	—	—	—
	1,131,367	3,663,662	16,617,839	13,885,730	13,641,690	10,682,435

RENTAL EXPENSE	2,144,737	2,918,000	13,804,000	17,313,446	21,929,066	18,295,702

RATIO OF EARNINGS TO FIXED CHARGES	7.78	4.19	2.08	1.23	2.12	(18.94)